SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

AMENDMENT NO. 1

MAN FRM ALTERNATIVE MULTI-STRATEGY FUND LLC

(Name of Issuer)

MAN FRM ALTERNATIVE MULTI-STRATEGY FUND LLC

(Name of Person(s) Filing Statement)

UNITS OF LIMITED LIABILITY COMPANY INTERESTS

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Colin Bettison
Man FRM Alternative Multi-Strategy Fund LLC
452 Fifth Ave., 26th Fl.
New York, NY 10018
(212) 649-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Kenneth S. Gerstein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2533

March 29, 2019
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $24,800,000.00 (a) Amount of Filing Fee: $3,005.76 (b)

(a)       Calculated as the aggregate maximum repurchase price for Units.

(b)       Calculated at $121.20 per million of Transaction Valuation.

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,005.76

Form or Registration No.: 005-62151

Filing Party: Man FRM Alternative Multi-Strategy Fund LLC

Date Filed: March 29, 2019

[_]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]	third-party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[_]	going-private transaction subject to Rule 13e-3.
[_]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

This Amendment No. 1 relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on March 29, 2019 by Man FRM Alternative Multi-Strategy Fund LLC (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase up to $24.8 million of units of limited liability company interest in the Fund ("Units") on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on March 29, 2019.

This Amendment No. 1 to the Statement is being filed to report the following information pursuant to Rule 13e-4(c)(3). Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The Board of Managers of the Fund (the "Board") has determined to cancel the Offer, in accordance with the terms of the Offer, because it would not be in the best interests of the Fund to purchase the Units tendered, as more fully explained in Appendix A. The Board has also determined to liquidate the Fund.

The information contained in the Supplement to Notice of Offer to Purchase dated May 1, 2019, attached as Appendix A hereto, will be distributed to investors in the Fund contemporaneously with the filing of this Amendment.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAN FRM ALTERNATIVE

MULTI-STRATEGY FUND LLC

By: /s/ Colin Bettison

Name: Colin Bettison
Title: Chief Financial Officer

May 1, 2019

May 1, 2019

RE: Closure and Liquidation of Man FRM Alternative Multi-Strategy Fund, LLC

Dear Investor,

FRM Investment Management (USA) LLC (“Man FRM”), the investment manager of Man FRM Alternative Multi-Strategy Fund, LLC (the “Fund”), is writing to communicate important developments regarding the Fund. As of April 25, 2019, and prior to the expiration of the Fund’s offer to purchase units of limited liability company interests in the Fund (“Units”) at their June 30, 2019 net asset value (the “Offer”), the Fund has received tenders of Units exceeding the amount of Units that the Fund has offered to purchase. The purchase of Units tendered in the Offer, coupled with our projection of Units likely to be tendered in upcoming repurchase offers made by the Fund, will result in a material reduction in the total net assets of the Fund. This reduction in assets would increase the expense ratio of the Fund, which increases the costs borne by investors in the Fund (“Members”) as a percentage of the value of their Units.

Man FRM evaluated alternative courses of action available to the Fund and determined that a significant reduction in the Fund’s net assets is unavoidable. While we believe that the Fund’s investment approach is valid and relevant at this point in the market cycle, we believe that cancelling the Offer, liquidating the Fund’s investments and distributing the proceeds to investors in an orderly manner (net of the Fund’s accrued expenses and the estimated costs associated with winding up the Fund’s operations) will help ensure that all Members are treated fairly and receive distributions of their pro rata shares of the Fund’s net assets on the same basis and as soon as practicable.

Accordingly, Man FRM recommended to the Fund’s Board of Managers (“Board”) that the Board cancel the Offer and approve a proposal to liquidate the Fund’s assets and to close the Fund. Upon careful consideration of this recommendation, on April 25, 2019, the Board cancelled the Offer and approved a plan of liquidation providing for the orderly liquidation of investments and distribution of the proceeds of such liquidation and the Fund’s available cash to Members (“Plan of Liquidation”). Our goal is to implement a fair and expeditious plan to return capital to all Members in the most effective manner.

Because the Offer has been cancelled, Units that have been tendered by Members in the Offer will not be purchased by the Fund. Instead, in connection with the liquidation of the Fund, Members who tendered Units in the Offer (together with all other Members) will receive a distribution in July of a portion of the value of all of their Units. The Fund currently expects to make three liquidating distributions to Members, as follows:

FRM Investment Management (USA) LLC | 452 Fifth Avenue, 26th Floor | New York, NY 10018 | USA

Tel +1 212 649 6600 | Fax +1 212 224 7210 | www.man.com/frm

Anticipated Distribution Date	Approximate Percentage of Distribution as Percentage of Current Fund Assets
July 2019	40%
October 2019	54%
May 2020	6%

Pursuant to the Plan of Liquidation, substantially all of the assets of the Fund will be liquidated, known liabilities of the Fund will be satisfied, and the remaining proceeds will be distributed to the Members. During the liquidation period, the Fund will not make any further offers to repurchase Units. In connection with the adoption of the Plan of Liquidation, the Board amended the Limited Liability Company Agreement of the Fund to enable the Board to assign to Man FRM the responsibilities associated with liquidation of the Fund (the text of this amendment will be furnished to any Member upon request). The Board also approved termination of the offer and sale of Units, effective immediately. In addition, Man FRM will voluntarily waive, beginning as of October 1, 2019, all fees payable to it by the Fund under the Fund’s Investment Advisory Agreement.

For federal tax purposes, a Member receiving a distribution from the Fund in connection with the liquidation will generally be treated as having received such distribution in exchange for the Member’s Units. Members will generally recognize taxable gain or loss on these distributions, depending on their particular tax status and their adjusted tax basis in their Units. Please contact your tax advisor with any questions regarding the tax consequences resulting from the liquidation.

We will continue to keep you informed of developments throughout the liquidation process. In the interim, please contact your financial advisor with any questions.

Best Regards,

FRM Investment Management (USA) LLC

FRM Investment Management (USA) LLC | 452 Fifth Avenue, 26th Floor | New York, NY 10018 | USA

Tel +1 212 649 6600 | Fax +1 212 224 7210 | www.man.com/frm